Exhibit 17

Susan B. Allen
4296 Neitzey Place
Alexandria, Virginia
22309

Dear Mr. Capps,

It is my desire that today, January 4, 2005, you will accept my resignation from the Dominion Resources, Inc. Board of Directors effective immediately.

Serving on this Board has been a professional pleasure and an exciting challenge. However, it is my judgment that the time has come for me to step aside to serve another purpose. You can be assured that I will continue to follow and watch Dominion as the company grows, prospers and serves its customers in the "MAIN to Maine" region with care and concern for efficient energy production.

I have added appreciation for your outstanding leadership and all the dedicated members of the Dominion team. You all have my best wishes for continued success in the future.

With appreciation for the opportunity to work with you, I remain

Sincerely, /s/ Susan Susan B. Allen